February 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:          Iris Energy Limited
Request to Withdraw Registration Statement on Form F-3
Registration No. 333-267568

Ladies and Gentlemen:

Iris Energy Limited (the “Company”) respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form F-3 (Registration No. 333-267568), initially filed with the Securities and Exchange Commission (the “Commission”) on September 23, 2022 on Form F-1, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Registration Statement related to the registration of 25,000,000 ordinary shares (the “Shares”) that the Company may issue from time to time to B. Riley Principal Capital II, LLC (“B. Riley”), pursuant to an ordinary shares purchase agreement dated September 23, 2022 by and between the Company and B. Riley (the “Purchase Agreement”). The Company is requesting withdrawal of the Registration Statement because the Company and B. Riley have terminated, effective February 15, 2024, the Purchase Agreement and the related registration rights agreement between the Company and B. Riley dated September 23, 2022, and the public offering of securities contemplated thereby in such agreements is therefore completed. The Purchase Agreement related to the committed equity facility between the Company and B. Riley.

The Company acknowledges that there will not be a refund of any unused fees paid to the Commission in connection with the filing of the Registration Statement, but also requests that, in accordance with Rule 457(p) of the Act, any such unused fees be credited for future use.

Very truly yours,

/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director
Iris Energy Limited